FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Summary of proceedings
3.	Consolidated Scrutinizer’s Report
4.	Voting results

OTHER NEWS

Sub.: Outcome of the Twenty-Seventh Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Twenty-Seventh Annual General Meeting of the Members of ICICI Bank Limited was held on Friday, August 20, 2021 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the Twenty-Seventh Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

3.	Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Presentation made by Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer to the Members of the Bank will be available on the link at https://www.icicibank.com/aboutus/investor.page?#toptitle

Request you take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Summary of proceedings of the Twenty-Seventh Annual General Meeting of ICICI Bank Limited (the Bank/Company) held on Friday, August 20, 2021

The Twenty-Seventh Annual General Meeting (AGM) of the Members of the Bank was held on Friday, August 20, 2021 at 3.00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the Meeting.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Independent Director, Non-Executive (part-time) Chairman

2.	Mr. Hari L. Mundra, Non-Executive Independent Director, Chairman of the Stakeholders Relationship Committee

3.	Mr. S. Madhavan, Non-Executive Independent Director

4.	Ms. Neelam Dhawan, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

5.	Mr. Radhakrishnan Nair, Non-Executive Independent Director

6.	Ms. Rama Bijapurkar, Non-Executive Independent Director

7.	Mr. B. Sriram, Non-Executive Independent Director

8.	Mr. Uday Chitale, Non-Executive Independent Director and Chairman of the Audit Committee

9.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

10.	Mr. Anup Bagchi, Executive Director

11.	Mr. Sandeep Batra, Executive Director

12.	Ms. Vishakha Mulye, Executive Director

Mr. Rakesh Jha, Group Chief Financial Officer and Mr. Ranganath Athreya, Company Secretary were also present.

The authorised representatives of Statutory Auditors and Secretarial Auditors of the Bank were present at the AGM. The authorised representatives of the proposed Joint Statutory Auditors of the Bank were also present.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

The Chairman informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection. He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated July 15, 2021 were open for inspection.

With the consent of the Members present, the Notice convening the Twenty-Seventh AGM was taken as read.

The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

The Chairman then invited Members to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairman further informed that the remote e-voting facility had commenced at 9.00 a.m. IST on Monday, August 16, 2021 and ended at 5.00 p.m. IST on Thursday, August 19, 2021. The Chairman also informed that to facilitate the Members who could not cast their votes through remote e-voting, the Bank had provided the facility for e-voting during the AGM.

The Chairman informed the Members that Mr. Alwyn D’souza of M/s. Alwyn D’souza & Co., Practicing Company Secretaries has been appointed as the scrutinizer for the remote e-voting as well as for e-voting during the AGM.

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the results of the remote e-voting as well as e-voting during the AGM.

The Chairman then thanked the Members for their co-operation and suggestions and declared the Meeting as closed.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of Financial Statements for the financial year ended March 31, 2021.

2.	Declaration of dividend on equity shares for the year ended March 31, 2021.

3.	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	Appointment of M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank.

5.	Appointment of M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank.

Special Business:

6.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer.

7.	Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), Executive Director.

8.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director.

9.	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director.

10.	Re-appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designed as an Executive Director) of the Bank.

11.	Payment of compensation in the form of fixed remuneration to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India) of the Bank.

Basis the consolidated Scrutinizer’s report dated August 21, 2021, all resolutions as set out in the Notice of the AGM dated July 15, 2021 were passed by the Members with requisite majority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390007, Gujarat, India

CONSOLIDATED SCRUTINIZER’S REPORT

ON

REMOTE E-VOTING AND E-VOTING DURING THE

27TH ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

HELD THROUGH VIDEO CONFERENCING/OTHER AUDIO VISUAL MEANS ON FRIDAY, AUGUST 20, 2021

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel:022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com, alwyn.co@gmail.com; Website : www.alwynjay.com

ALWYN D’SOUZA

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.683/2020]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel:022-79629822 Mob: 09820465195;

E-mail: alwyn@alwynjay.com, alwyn.co@gmail.com; Website : www.alwynjay.com

Consolidated Scrutinizer's Report on Remote E-Voting and E-Voting during the 27th Annual General Meeting of ICICI Bank Limited held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Friday, August 20, 2021 at 3:00 p.m. IST

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower

Near Chakli Circle

Old Padra Road

Vadodara 390007

Sub: Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited (the Bank/Company) as the Scrutinizer for the purpose of scrutinizing the remote e-voting and e-voting process conducted during the 27th Annual General Meeting (AGM) of the Bank held through VC/OAVM pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

a)	The AGM is held in compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with the General Circulars dated April 8, 2020, April 13, 2020, May 05, 2020 and January 13, 2021 issued by the Ministry of Corporate Affairs and Circulars dated May 12, 2020 and January 15, 2021 issued by the Securities and Exchange Board of India. Further as confirmed by the Bank the Notice of the 27th AGM along with the Annual Report 2020-21 was sent only through electronic mode to those Members whose e-mail addresses were registered with the Bank/Registrar and Share Transfer Agent (RTA) or Central Depository Services (India) Limited (CDSL)/National Securities Depository Limited (NSDL).

b)	The Compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder relating to electronic voting (which includes remote e-voting and e-voting conducted during the AGM) on the resolutions proposed in the Notice calling the 27th AGM of the Bank was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render Scrutinizer’s Report related to electronic voting.

c)	The facility for remote e-voting and e-voting during the AGM was provided by NSDL.

d)	The remote e-voting period commenced on Monday, August 16, 2021 (9:00 a.m. IST) and ended on Thursday, August 19, 2021 (5:00 p.m. IST).

e)	At the 27th AGM of the Bank held on Friday, August 20, 2021, the Chairman at the end of the discussions on the resolution(s) announced that the e-voting facility has been provided to facilitate voting for those members who attended the meeting through VC/OAVM but could not participate in the remote e-voting to record their votes on the resolutions to be passed.

f)	After the closure of the e-voting facility provided during the AGM, the votes were unblocked on Friday, August 20, 2021 at around 06.02 p.m. IST in the presence of two witnesses viz., Mr. Edlon Dsouza and Mr. Krishnakant Adagale who are not in the employment of the Bank, on the e-voting website of NSDL (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

g)	I have issued a separate scrutinizer’s report on the remote e-voting and e-voting during the AGM and I hereby submit a Consolidated Scrutinizer’s Report pursuant to Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the 27th AGM based on the scrutiny of remote e-voting and the e-voting during the AGM and votes cast therein based on the data downloaded from the e-voting system of NSDL.

h)	The Members holding equity shares as on the cut-off date i.e. August 13, 2021 were entitled to vote on the resolutions proposed in the Notice calling the 27th AGM of the Bank.

i)	The results of the remote e-voting together with e-voting conducted during the AGM are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

Adoption of Financial Statements for the financial year ended March 31, 2021

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5821	5751177993	-
E-voting during the AGM	14	61227	-
TOTAL	5835	5751239220	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	49	763810	-
E-voting during the AGM	0	0	-
TOTAL	49	763810	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

Declaration of dividend on equity shares for the year ended March 31, 2021

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5796	5751470458	-
E-voting during the AGM	14	61227	-
TOTAL	5810	5751531685	99.89

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	79	6281363	-
E-voting during the AGM	0	0	-
TOTAL	79	6281363	0.11

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

3.	RESOLUTION NO.3 AS AN ORDINARY RESOLUTION:

Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5656	5744175297	-
E-voting during the AGM	14	61227	-
TOTAL	5670	5744236524	99.76

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	189	13572923	-
E-voting during the AGM	0	0	-
TOTAL	189	13572923	0.24

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

Appointment of M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5673	5732182878	-
E-voting during the AGM	14	61227	-
TOTAL	5687	5732244105	99.56

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	156	25563810	-
E-voting during the AGM	0	0	-
TOTAL	156	25563810	0.44

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Appointment of M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5670	5732183595	-
E-voting during the AGM	14	61227	-
TOTAL	5684	5732244822	99.56

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	156	25562542	-
E-voting during the AGM	0	0	-
TOTAL	156	25562542	0.44

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

6.	RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5413	5605231479	-
E-voting during the AGM	14	61227	-
TOTAL	5427	5605292706	99.25

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	386	42145175	-
E-voting during the AGM	0	0	-
TOTAL	386	42145175	0.75

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

7.	RESOLUTION NO.7 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), Executive Director

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5401	5605163731	-
E-voting during the AGM	14	61227	-
TOTAL	5415	5605224958	99.25

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	397	42210604	-
E-voting during the AGM	0	0	-
TOTAL	397	42210604	0.75
(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

8.	RESOLUTION NO.8 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5385	5605167918	-
E-voting during the AGM	14	61227	-
TOTAL	5399	5605229145	99.25

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	413	42205259	-
E-voting during the AGM	0	0	-
TOTAL	413	42205259	0.75

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

9.	RESOLUTION NO.9 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5381	5605216326	-
E-voting during the AGM	14	61227	-
TOTAL	5395	5605277553	99.25

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	412	42156117	-
E-voting during the AGM	0	0	-
TOTAL	412	42156117	0.75

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

10.	RESOLUTION NO.10 AS AN ORDINARY RESOLUTION:

Re-appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designated as an Executive Director) of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5485	5458826688	-
E-voting during the AGM	14	61227	-
TOTAL	5499	5458887915	94.91

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	333	292957510	-
E-voting during the AGM	0	0	-
TOTAL	333	292957510	5.09

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

11.	RESOLUTION NO.11 AS AN ORDINARY RESOLUTION:

Payment of compensation in the form of fixed remuneration to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India) of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	5475	5630108404	-
E-voting during the AGM	14	61227	-
TOTAL	5489	5630169631	99.61

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	339	21763031	-
E-voting during the AGM	0	0	-
TOTAL	339	21763031	0.39

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

Based on the foregoing, all the above Resolution Nos. 1 to 11 as also mentioned in the Notice of the 27th AGM of the Bank dated July 15, 2021 were passed under remote e-voting and e-voting conducted during the AGM with the requisite majority.

All the relevant records of remote e-voting and e-voting during the AGM will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 27th AGM and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

Sd/-

____________________

Alwyn D’Souza

Practising Company Secretary

FCS No.5559, CP No.5137

Alwyn D’Souza & Co

Company Secretaries

[UDIN : F005559C000813773]

Mumbai, August 21, 2021

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 6.02 P.M. IST on August 20, 2021.

Sd/-	Sd/-
____________________________	____________________________
B/508, Shree Girnar Tower CHSL,	Row House No.18,
Saibaba Nagar,	Mansi Row Co.op Hsg Soc Ltd.,
Mira Road East,	Kashigaon, Mira Road East,
Thane 401107	Thane 401107

Countersigned by:

For ICICI Bank Limited

Sd/-

______________________________

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, August 21, 2021

Date of Annual General Meeting	August 20, 2021

Total number of shareholders on cut off date (August 13, 2021)	1,407,092

No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :	Not Applicable
Public :	Not Applicable
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :	Not Applicable
Public :	224

Agenda-wise disclosure (to be disclosed seperately for each agenda item)	As disclosed below

Resolution required : (Ordinary/~~Special~~)	Item No.1 - : Adoption of Financial Statements for the financial year ended March 31, 2021

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,742,249,409	89.90	5,741,502,804	746,605	99.99	0.01
	Poll	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,742,249,409	89.90	5,741,502,804	746,605	99.99	0.01
Public - Non Institutions	E-Voting	542,203,739	9,753,621	1.80	9,736,416	17,205	99.82	0.18
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,753,621	1.80	9,736,416	17,205	99.82	0.18
Total		6,929,707,227	5,752,003,030	83.00	5,751,239,220	763,810	99.99	0.01

Resolution required : (Ordinary/~~Special~~)	Item No.2 - Declaration of dividend on equity shares for the year ended March 31, 2021

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,748,062,336	89.99	5,741,794,848	6,267,488	99.89	0.11
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,748,062,336	89.99	5,741,794,848	6,267,488	99.89	0.11
Public - Non Institutions	E-Voting	542,203,739	9,750,712	1.80	9,736,837	13,875	99.86	0.14
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,750,712	1.80	9,736,837	13,875	99.86	0.14
Total		6,929,707,227	5,757,813,048	83.09	5,751,531,685	6,281,363	99.89	0.11

Resolution required : (Ordinary/~~Special~~)	Item No.3 - Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,748,062,336	89.99	5,734,529,632	13,532,704	99.76	0.24
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,748,062,336	89.99	5,734,529,632	13,532,704	99.76	0.24
Public - Non Institutions	E-Voting	542,203,739	9,747,111	1.80	9,706,892	40,219	99.59	0.41
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,747,111	1.80	9,706,892	40,219	99.59	0.41
Total		6,929,707,227	5,757,809,447	83.09	5,744,236,524	13,572,923	99.76	0.24

Resolution required : (Ordinary/~~Special~~)	Item No.4 - Appointment of M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,748,062,336	89.99	5,722,533,791	25,528,545	99.556	0.44
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,748,062,336	89.99	5,722,533,791	25,528,545	99.56	0.44
Public - Non Institutions	E-Voting	542,203,739	9,745,579	1.80	9,710,314	35,265	99.64	0.36
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,745,579	1.80	9,710,314	35,265	99.64	0.36
Total		6,929,707,227	5,757,807,915	83.09	5,732,244,105	25,563,810	99.56	0.44

Resolution required : (Ordinary/~~Special~~)	Item No.5 - Appointment of M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,748,062,336	89.99	5,722,533,791	25,528,545	99.56	0.44
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,748,062,336	89.99	5,722,533,791	25,528,545	99.56	0.44
Public - Non Institutions	E-Voting	542,203,739	9,745,028	1.80	9,711,031	33,997	99.65	0.35
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,745,028	1.80	9,711,031	33,997	99.65	0.35
Total		6,929,707,227	5,757,807,364	83.09	5,732,244,822	25,562,542	99.56	0.44

Resolution required : (Ordinary/~~Special~~)	Item No.6 - Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
Public - Non Institutions	E-Voting	542,203,739	9,744,783	1.80	9,643,276	101,507	98.96	1.04
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,744,783	1.80	9,643,276	101,507	98.96	1.04
Total		6,929,707,227	5,647,437,881	81.50	5,605,292,706	42,145,175	99.25	0.75

Resolution required : (Ordinary/~~Special~~)	Item No.7 - Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), Executive Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
Public - Non Institutions	E-Voting	542,203,739	9,742,464	1.80	9,575,528	166,936	98.3	1.71
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,742,464	1.80	9,575,528	166,936	98.29	1.71
Total		6,929,707,227	5,647,435,562	81.50	5,605,224,958	42,210,604	99.25	0.75

Resolution required : (Ordinary/~~Special~~)	Item No.8 - Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
Public - Non Institutions	E-Voting	542,203,739	9,741,306	1.80	9,579,715	161,591	98.34	1.66
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,741,306	1.80	9,579,715	161,591	98.34	1.66
Total		6,929,707,227	5,647,434,404	81.50	5,605,229,145	42,205,259	99.25	0.75

Resolution required : (Ordinary/~~Special~~)	Item No.9 - Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,637,693,098	88.26	5,595,649,430	42,043,668	99.25	0.75
Public - Non Institutions	E-Voting	542,203,739	9,740,572	1.80	9,628,123	112,449	98.85	1.15
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,740,572	1.80	9,628,123	112,449	98.85	1.15
Total		6,929,707,227	5,647,433,670	81.50	5,605,277,553	42,156,117	99.25	0.75

Resolution required : (Ordinary/~~Special~~)	Item No.10 - Re-appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designed as an Executive Director) of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,743,133,209	89.91	5,450,228,095	292,905,114	94.90	5.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,743,133,209	89.91	5,450,228,095	292,905,114	94.90	5.10
Public - Non Institutions	E-Voting	542,203,739	8,712,216	1.61	8,659,820	52,396	99.40	0.60
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	8,712,216	1.61	8,659,820	52,396	99.40	0.60
Total		6,929,707,227	5,751,845,425	83.00	5,458,887,915	292,957,510	94.91	5.09

Resolution required : (Ordinary/~~Special~~)	Item No.11 - Payment of compensation in the form of fixed remuneration to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India) of the Bank

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	6,387,503,488	5,642,189,016	88.33	5,620,513,113	21,675,903	99.62	0.38
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	6,387,503,488	5,642,189,016	88.33	5,620,513,113	21,675,903	99.62	0.38
Public - Non Institutions	E-Voting	542,203,739	9,743,646	1.80	9,656,518	87,128	99.11	0.89
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	542,203,739	9,743,646	1.80	9,656,518	87,128	99.11	0.89
Total		6,929,707,227	5,651,932,662	81.56	5,630,169,631	21,763,031	99.61	0.39

Details of Invalid Votes
Category	No. of Votes
Promoter & Promoter Group	Nil
Public Institutions	Nil
Public - Non Institutions	Nil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 21, 2021	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	Company Secretary